Exhibit 21

List of Subsidiaries

Name	Jurisdiction of Incorporation
Analogic Limited	Massachusetts
ANALOGIC FOREIGN SALES CORPORATION	U.S. Virgin Islands
Analogic China Holding Limited	Hong Kong
Analogic Holding Luxembourg S.a.r.l.	Luxembourg
Analogic Japan KK	Japan
Analogic Medical Equipment (Shanghai) Co. Ltd.	China
ANALOGIC SECURITIES CORPORATION	Massachusetts
ANADVENTURE II CORPORATION	Massachusetts
ANA/DVENTURE 3 CORPORATION	Massachusetts
ANADVENTURE DELAWARE, INC.	Delaware
ANALOGIC CANADA CORPORATION	Province of Nova Scotia, Canada
B-K Medical Holding ApS	Denmark
B-K Medical ApS	Denmark
B-K Medical AB	Sweden
B-K Medical Benelux NV/SA	Belgium
B-K Medical Medizinische Systeme GmbH	Germany
B-K Medicale S.r.L	Italy
B-K Medical Systems, Inc.	Massachusetts
Copley Motion Systems, LLC	Delaware
Sound Technology, Inc.	Pennsylvania
ANALOGIC LTD.	Korea